July 16, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Attention:                                         William H. Thompson

Re:	EnLink Midstream Partners, LP
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-36340

Enlink Midstream, LLC
Form 10-K for Fiscal Year Ended December 31, 2014
File No. 001-36336

Dear Mr. Thompson:

This letter sets forth the responses of EnLink Midstream Partners, LP (the “Partnership”) and EnLink Midstream, LLC (“ENLC” and, together with the Partnership, the “Registrants”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 8, 2015 (the “Comment Letter”) with respect to the above-referenced filings with the Commission.  The responses are numbered to correspond to the numbers of the Comment Letter.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Registrants’ response.

Selected Financial Data

Distributable Cash Flow, page 52

1.                                      We reviewed your response to comment 2. Please tell us why you have only included maintenance and capital expenditures on or after March 7, 2014 in the reconciliation to distributable cash flow on page 54 since your historical financial statements represent the operations of Midstream Holdings prior to March 7, 2014. In this regard, please include a footnote to your reconciliation on page 54 disclosing the amount and reason for the maintenance capital expenditures excluded.

As we discussed in our prior letter to the Staff dated June 19, 2015 (the “Prior Letter”), on March 7, 2014, certain entities affiliated with Devon Energy Corporation (“Devon”) contributed (the “Contribution”) to the Partnership a 50% limited partner interest in EnLink Midstream Holdings, LP (“Midstream Holdings”) and all of the outstanding equity interests in Midstream Holdings’ general partner in exchange for the issuance by the Partnership of 120,542,441 units representing limited partnership interests in the Partnership.  Prior to the business combination, Devon and its affiliates did not operate the assets acquired by the Partnership as an independent, stand-alone business.  Rather, such assets comprised only a portion of a larger group of assets, a portion of which continue to be owned and operated by Devon and its affiliates.  Accordingly, the financial statements for the predecessor to Midstream Holdings (the “Predecessor”) are presented on a “carve-out” basis.  Such statements have been prepared from records maintained by Devon and may not be indicative of actual results of operations that might have occurred if the Predecessor had been operated separately during the periods reported.

As the Partnership notes on page 52, distributable cash flow is used “to assess the ability of our assets to generate cash sufficient to pay interest costs, support our indebtedness and make cash distributions to our unitholders and our general partner.”  As we discussed in the Prior Letter, the amount for maintenance capital expenditures set forth in the reconciliation to distributable cash flows on page 54 includes only (i) expenditures of the Partnership incurred at or after March 7, 2014 ($10.5 million) and (ii) 50% of the expenditures of Midstream Holdings incurred at or after March 7, 2014  ($11.0 million).  Also note that such amount of maintenance capital expenditures excludes (i) expenditures of the Predecessor for the period from January 1, 2014 to March 7, 2014 ($4.6 million) and (ii) the other 50% of the expenditures of Midstream Holdings ($11.0 million) incurred on or after March 7, 2014, which represents expenditures attributable to ENLC relating to its interest in Midstream Holdings.

Maintenance and capital expenditures prior to March 7, 2014 were excluded from the reconciliation to distributable cash flow because they represent the cash flows of the Predecessor which were not available for distribution.  Prior to March 7, 2014 these assets were owned by Devon, and therefore, all cash flow from these assets were   distributed to Devon.   In future filings, the Registrants will include a footnote to clarify that distributable cash flow for the year ended December 31, 2014 of $301.4 million on page 55 represents the Partnership’s distributable cash flow for the period  following the business combination on March 7, 2014 through December 31, 2014.  In future filings, the Registrants will also include a footnote disclosure to provide clarification with respect to the amount and reason that maintenance capital expenditures of the Predecessor are excluded.

Consolidated Statement of Operations, page F-5,

(14) Segment Information, page F-35

2.                                      We reviewed your responses to comments 7 and 14. If you only earn a fixed fee on natural gas purchases and sales, then please tell us your basis in GAAP for the gross revenue and cost presentation that you disclose in Note (2)(c) Revenue Recognition. Refer to guidance in ASC 605-45-45. Additionally, in Note (1)(b), you describe situations where you purchase natural gas from natural gas producers and other sources and sell that natural gas to third parties. Please quantify, on an absolute dollar basis, sales of natural gas to third parties and provide us with a form copy of a typical sales arrangement in which these transactions are documented.

The Registrants treat all midstream revenue as revenues from services because the operations of the Registrants are primarily focused on midstream energy services, including gathering, processing and/or transporting natural gas, natural gas liquids (“NGL’s”), crude oil and condensate using the assets owned, directly or indirectly, by the Registrants.  The absolute amount of commodity sales in the Partnership’s total revenue for the year ended December 31, 2014 was $2,261.4 million.  The contractual transactions vary in form and include aggregated purchases from third parties at a fixed discount to a market index and subsequent sales to other third parties that are generally based on the same index-based prices.  The price differential between the purchases and sales represents the fee for services provided.  Other transactions are structured such that a contractually stated fixed-fee is earned for the midstream energy services provided.

•                  The Registrants’ purchases and sale arrangements are generally reported in revenues and costs on a gross basis in the consolidated statement of operations in accordance with ASC 605-45.  The Registrants act as a principal in these purchase and sale transactions, as outlined below. The Registrants are the primary obligor in their purchase and sale transactions as they are responsible for fulfillment, including acceptability of the final deliverable as defined by the sales agreement, which results in gross presentation as discussed in ASC 605-45-4.

•                  Consistent with ASC 605-45-8, the Registrants have latitude in establishing the exchange price with a customer, which supports that gross presentation is appropriate.  As noted above, purchases and sales are generally structured such that pricing is based on the same index, adjusted by a fixed discount, which inherently results in a fixed margin.  The Registrants generally enter into each month with a balanced book of natural gas bought and sold, resulting in minimal inventory held at the end of each month, thus limiting price exposure.

•                  As described in ASC 605-45-10, gross presentation is appropriate when the Registrants have discretion in supplier selection. Purchase and sales contracts are negotiated independently and purchases from third parties are aggregated and subsequently sold to other third parties.

•                  The Registrants are exposed to credit risk as described in ASC 605-45-13.  As noted above, purchases and sales contracts are negotiated separately, thus the Registrants are responsible for collecting the sales price from a customer but must pay the amount owed to the supplier for the purchase regardless of whether the sales price is fully collected.

The Registrants are providing the Staff with copies of standard forms of (i) a natural gas purchase and processing agreement pursuant to which the Registrants buy natural gas from producers at a fixed discount to a market index (the “Gas Processing Agreement”) and (ii) a contract for the sale and purchase of natural gas pursuant to which the Registrants resell the natural gas purchased under the Gas Processing Agreement at the same market index (the “Gas Sale Agreement”).  The fixed discount difference to the market index represents the fee for using the Registrant’s assets.  Please see Section 2.1(a) of the Gas Processing Agreement and the “Contract Price” section of Exhibit A to the Gas Sale Agreement.  In addition, a typical gas processing agreement pursuant to which the producer retains title to the natural gas and the Registrants directly charge a fixed fee to the producer has been filed as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K, filed with the Commission on March 11, 2014 (Accession No. 0001104659-14-018420).

The Registrants are providing the Gas Processing Agreement and the Gas Sale Agreement to the Staff pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and request that such documents be returned promptly following completion of the Staff’s review thereof.  In addition, due to their sensitive commercial nature, we are simultaneously requesting confidential treatment for the Gas Processing Agreement and the Gas Sale Agreement under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. § 200.83(b).

*                                         *                                         *

In response to the closing comments of the Staff’s comment letter, the Registrants have advised us, and have authorized us to hereby acknowledge on their behalf, in connection with their response to the Staff’s comments, that:

•                  the Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (214) 953-6634.

Very truly yours,

/s/ Douglass M. Rayburn

Douglass M. Rayburn

cc:	Michael Garberding
Susan McAden
Alaina Brooks
EnLink Midstream Partners, LP

Tony Watson, Accountant
Donna Di Silvio, Accountant